Trading Symbol: EZM – TSX, AMEX

NEWS RELEASE

February 22, 2006	Release 05-06

SURFACE DRILLING EXTENDS WESTERN LIMIT

OF THE NEVES OREBODY

EuroZinc Mining Corporation is pleased to announce additional results from its surface drill program along the western edge of the Neves orebody. The most significant intercept is 9.5 metres (true width) of massive sulphides, which includes 5.1 metres grading 2.08% copper, 2.44% lead and 5.82% zinc intersected in hole number NH07A. This intersection is located 190 metres west of massive sulphides intersected in previous underground drilling.

The drilling, completed between January 10th and February 13th, 2006 (2,170 metres in 6 holes), has been successful in extending the western limit of the Neves deposit an average of 200 metres to the west over a strike length of 280 metres. The average thickness of the massive sulphide in this drilling is 12.2 metres. Further drilling will be required to determine the ultimate western extent of this orebody.

These results combined with the results from the exploration undertaken from November 3rd to December 10th 2005 (reported on  January 3, 2006) has substantially extended the known limits of the massive sulphide deposit over a one kilometre strike length. The Neves orebody is one of five polymetallic massive sulphide orebodies comprising the company’s wholly owned Neves-Corvo mine in southern Portugal.

The following table highlights the intersections:

Drill Hole	From	To	Interval	True Width	Ore Type	Cu	Pb	Zn
	Metres	Metres	Metres	Metres		%	%	%
NF07	290.3	295.1	4.8	4.8	Massive Sulphide	0.37	0.19	0.12
NG05	301.4	328.8	27.4	26.4	Massive Sulphide	0.49	0.43	1.43
NG05A	294.0	302.8	8.8	8.8	Massive Sulphide	0.43	0.22	0.77
NG05A	302.8	305.0	2.2	2.2	Stockwork	0.12	0.85	2.21
NH07	278.4	297.4	19.0	18.0	Massive Sulphide	0.36	0.13	0.05
NH07A	294.9	304.4	9.5	8.5	Massive Sulphide	1.21	2.65	5.88
includes	294.9	300.0	5.1	4.1	Massive Sulphide	2.08	2.44	5.82
NH07B	439.9	446.5	6.6	6.6	Massive Sulphide	0.70	0.21	0.27

A plan map showing the location of these drill hole intersections is available on the company website at www.eurozinc.com.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

February 22, 2006 News Release	Page 2

In total, US$10 million has been budgeted for mine-site and regional exploration programs by the end of 2006. Of the 46 kilometres of surface drilling planned in this program, 20 kilometres are planned for mine site exploration to identify extensions to known mineralization and 26 kilometres have been budgeted for regional exploration.

EuroZinc Mining Corporation is a Canadian based company engaged in the acquisition, exploration, development and mining of base metal deposits internationally.

For further information please contact:

Colin K. Benner	Ron Ewing	Garnet Dawson
Vice Chairman and CEO	Executive Vice President	Vice President Exploration
(604) 681-1337	(604) 681-1337	(604) 681-1337

Garnet L. Dawson, P.Geo. is Vice-President of Exploration for EuroZinc Mining Corporation and the designated Qualified Person. Drill core samples are analyzed at the company's fully accredited ISO 17025 mine site laboratory by x-ray fluorescence (copper, lead, zinc, sulphur, iron, tin, arsenic, antimony and bismuth), electrogravimetry (copper), or atomic absorption (zinc, silver, mercury). Samples with greater than 2.00% copper are re-analyzed by electrogravimetry and greater than 2.50% zinc is re-analyzed by atomic absorption.

The TSX has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Certain of the information contained herein constitutes "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 of the United States. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of EuroZinc Mining Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Although EuroZinc Mining Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements.